EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

The Board of Directors

Consolidated Water Co. Ltd.:

We consent to the incorporation by reference in the Registration Statement of Consolidated Water Co. Ltd. on Form S-8 (File No. 333-187261) of our report dated March 16, 2018, with respect to our audits of the consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2017 and 2016 and for each of the years in the three year period ended December 31, 2017 and our report dated March 16, 2018 with respect to our audit of the effectiveness of internal control over financial reporting of Consolidated Water Co. Ltd. as of December 31, 2017, which reports are included in this Annual Report on Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2017.

/s/ Marcum LLP

Fort Lauderdale, Florida
March 16, 2018